Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Second Quarter 2025 Unaudited Financial Results

Hangzhou, China – August 14, 2025 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Total net revenues were RMB1.4 billion (US$197.9 million), representing a 7.2% increase from the same period in 2024.

o	Net revenues from learning services were RMB657.8 million (US$91.8 million), representing a 2.2% increase from the same period in 2024.

o	Net revenues from smart devices were RMB126.8 million (US$17.7 million), representing a 23.9% decrease from the same period in 2024.

o	Net revenues from online marketing services were RMB632.9 million (US$88.3 million), representing a 23.8% increase from the same period in 2024.

•	Gross margin was 43.0%, compared with 48.2% for the same period in 2024.

•	Income from operations was RMB28.8 million (US$4.0 million), compared with loss from operations of RMB72.6 million for the same period in 2024.

•	Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders were RMB0.15 (US$0.02), compared with RMB0.85 for the same period of 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.11 (US$0.02) and RMB0.10 (US$0.01), respectively, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB0.82 for the same period of 2024.

“Strong execution of our AI Native Strategy drove robust financial results in the second quarter, highlighted by our first-ever profitable second quarter. We released our latest Large Language Model (LLM) Confucius 3 in the second quarter, and open-sourced our Confucius 3-Math. Product wise, we launched the AI Essay Grading function in Youdao Lingshi, leading to a historical high of the retention rate. We also released AI Ad Placement Optimizer enabling end-to-end AI decision-making for our online marketing services. In addition, we deepened the exploration of new AI application scenarios, driving total sales of AI-driven subscription services to approximately 30% year-over-year growth,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, we will continue advancing our AI Native Strategy through scenario-driven optimization of our LLMs and accelerated technological innovation and implementation across learning and advertising, aiming to further boost learners’ productivity and elevate advertising return on investment. We remain committed to sustainably creating customer value while strengthening our financial metrics,” Dr. Zhou concluded.

Second Quarter 2025 Financial Results

Net Revenues

Net revenues for the second quarter of 2025 were RMB1.4 billion (US$197.9 million), representing a 7.2% increase from RMB1.3 billion for the same period of 2024.

Net revenues from learning services were RMB657.8 million (US$91.8 million) for the second quarter of 2025, representing a 2.2% increase from RMB643.8 million for the same period of 2024.

Net revenues from smart devices were RMB126.8 million (US$17.7 million) for the second quarter of 2025, representing a 23.9% decrease from RMB166.7 million for the same period of 2024, primarily due to the declined demands of consumer electronics in the second quarter of 2025.

Net revenues from online marketing services were RMB632.9 million (US$88.3 million) for the second quarter of 2025, representing a 23.8% increase from RMB511.2 million for the same period of 2024. The year-over-year increase was mainly attributable to the increased demands from gaming industry and overseas markets, which was driven by our continued investments in AI technology.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2025 was RMB609.4 million (US$85.1 million), representing a 4.3% decrease from RMB636.8 million for the same period of 2024. Gross margin was 43.0% for the second quarter of 2025, compared with 48.2% for the same period of 2024.

Gross margin for learning services was 59.8% for the second quarter of 2025, kept flat the same period of 2024.

Gross margin for smart devices increased to 41.5% for the second quarter of 2025 from 30.3% for the same period of 2024. The improvement was mainly attributable to the higher gross margin arising from the newly launched Youdao Dictionary Pen since the second half of 2024.

Gross margin for online marketing services was 25.8% for the second quarter of 2025, compared with 39.1% for the same period of 2024. The decrease was mainly attributable to our strategic expansion of our client base for advertising services. As the collaboration with new clients remains in its nascent stage, the gross margin for these clients holds potential for future improvement.

Operating Expenses

Total operating expenses for the second quarter of 2025 were RMB580.6 million (US$81.0 million), compared with RMB709.3 million for the same period of last year.

Sales and marketing expenses for the second quarter of 2025 were RMB401.8 million (US$56.1 million), representing a decrease of 22.1% from RMB515.7 million for the same period of 2024. This decrease was attributable to the reduced marketing expenditures in learning services in the second quarter of 2025.

Research and development expenses for the second quarter of 2025 were RMB128.3 million (US$17.9 million), representing a decrease of 16.1% from RMB153.0 million for the same period of 2024. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in the second quarter of 2025.

General and administrative expenses for the second quarter of 2025 were RMB50.4 million (US$7.0 million), representing an increase of 24.1% from RMB40.6 million for the same period of 2024. The increase was mainly attributable to an increase in employee related expenses and expected credit losses on our accounts receivables in the second quarter of 2025.

Income/(Loss) from Operations

As a result of the foregoing, income from operations for the second quarter of 2025 was RMB28.8 million (US$4.0 million), compared with loss from operations of RMB72.6 million for the same period in 2024. The margin of income from operations was 2.0%, compared with margin of loss from operations of 5.5% for the same period of last year.

Others, Net

Others, net for the second quarter of 2025 were RMB29.1 million (US$4.1 million) net loss, compared with RMB0.9 million net loss for the same period of 2024. Others, net for the second quarter of 2025 mainly included RMB25.7 million (US$3.6 million) impairment loss arising from certain long-term investments.

Net (Loss)/Income Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the second quarter of 2025 was RMB17.8 million (US$2.5 million), compared with RMB99.5 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the second quarter of 2025 was RMB12.5 million (US$1.7 million), compared with non-GAAP net loss attributable to Youdao’s ordinary shareholders of RMB96.0 million for the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the second quarter of 2025 was RMB0.15 (US$0.02), compared with RMB0.85 for the same period of 2024. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.11 (US$0.02) and RMB0.10 (US$0.01), respectively, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB0.82 for the same period of 2024.

Other Information

As of June 30, 2025, Youdao’s cash, cash equivalents, current and non-current restricted cash, and short-term investments totaled RMB617.0 million (US$86.1 million), compared with RMB662.6 million as of December 31, 2024. For the second quarter of 2025, net cash provided by operating activities was RMB185.0 million (US$25.8 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations in the next thirty-six months starting from May 2024. As of June 30, 2025, Youdao has received various forms of financial support from the NetEase Group, including, among others, RMB878.0 million in short-term loan, and US$130.7 million in long-term loans maturing on March 31, 2027 drawn from the US$300.0 million revolving loan facility.

As of June 30, 2025, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB856.7 million (US$119.6 million), compared with RMB961.0 million as of December 31, 2024.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of June 30, 2025, the Company had repurchased a total of approximately 7.5 million ADSs for a total consideration of approximately US$33.8 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, August 14, 2025 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, August 14, 2025). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	7085699

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until August 21, 2025:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	7085699

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI-powered solutions provider specializing in artificial intelligence applications for the learning and advertising verticals. Youdao now mainly offers learning services, online marketing services and smart devices – all powered by advanced technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, impairment of long-term investments, gain from fair value change of long-term investment and adjustment for GAAP to non-GAAP reconciling item for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2024	2025	2025
	RMB	RMB	USD (1)
Assets
Current assets:
Cash and cash equivalents	592,721	536,228	74,855
Restricted cash	3,567	2,924	408
Short-term investments	63,064	74,695	10,427
Accounts receivable, net	418,644	329,523	46,000
Inventories	174,741	166,288	23,213
Amounts due from NetEase Group	79,700	322,428	45,009
Prepayment and other current assets	154,331	141,197	19,710
Total current assets	1,486,768	1,573,283	219,622

Non-current assets:
Property, equipment and software, net	46,725	45,381	6,335
Operating lease right-of-use assets, net	68,494	49,596	6,923
Long-term investments	72,380	31,785	4,437
Goodwill	109,944	109,944	15,348
Other assets, net	30,084	31,087	4,339
Total non-current assets	327,627	267,793	37,382

Total assets	1,814,395	1,841,076	257,004

Liabilities and Shareholders' Deficit
Current liabilities:
Accounts payables	145,148	99,659	13,912
Payroll payable	264,520	209,735	29,278
Amounts due to NetEase Group	21,997	46,825	6,537
Contract liabilities	961,024	856,684	119,588
Taxes payable	37,603	51,823	7,234
Accrued liabilities and other payables	638,660	738,837	103,138
Short-term loan from NetEase Group	878,000	878,000	122,564
Total current liabilities	2,946,952	2,881,563	402,251

Non-current liabilities:
Long-term lease liabilities	25,566	14,685	2,050
Long-term loans from NetEase Group	913,000	935,999	130,660
Other non-current liabilities	18,189	19,116	2,669
Total non-current liabilities	956,755	969,800	135,379

Total liabilities	3,903,707	3,851,363	537,630

Shareholders' deficit:
Youdao's shareholders' deficit	(2,139,958)	(2,059,016)	(287,428)
Noncontrolling interests	50,646	48,729	6,802
Total shareholders' deficit	(2,089,312)	(2,010,287)	(280,626)

Total liabilities and shareholders’ deficit	1,814,395	1,841,076	257,004

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1636 on the last trading day of June (June 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	643,762	602,414	657,838	91,831	1,361,758	1,260,252
Smart devices	166,722	190,498	126,821	17,704	347,920	317,319
Online marketing services	511,237	505,350	632,882	88,346	1,003,902	1,138,232
Total net revenues	1,321,721	1,298,262	1,417,541	197,881	2,713,580	2,715,803

Cost of revenues (2)	(684,942)	(684,035)	(808,181)	(112,817)	(1,395,298)	(1,492,216)
Gross profit	636,779	614,227	609,360	85,064	1,318,282	1,223,587

Operating expenses:
Sales and marketing expenses (2)	(515,711)	(357,641)	(401,826)	(56,093)	(971,151)	(759,467)
Research and development expenses (2)	(152,987)	(115,474)	(128,321)	(17,913)	(299,710)	(243,795)
General and administrative expenses (2)	(40,634)	(37,071)	(50,414)	(7,038)	(90,050)	(87,485)
Total operating expenses	(709,332)	(510,186)	(580,561)	(81,044)	(1,360,911)	(1,090,747)
(Loss)/Income from operations	(72,553)	104,041	28,799	4,020	(42,629)	132,840

Interest income	917	517	628	88	1,892	1,145
Interest expense	(20,816)	(16,104)	(16,566)	(2,313)	(41,150)	(32,670)
Others, net	(909)	(960)	(29,118)	(4,065)	1,983	(30,078)
(Loss)/Income before tax	(93,361)	87,494	(16,257)	(2,270)	(79,904)	71,237

Income tax expenses	(7,053)	(9,895)	(4,279)	(597)	(6,025)	(14,174)
Net (loss)/income	(100,414)	77,599	(20,536)	(2,867)	(85,929)	57,063
Net loss/(income) attributable to noncontrolling interests	939	(856)	2,773	387	(1,114)	1,917
Net (loss)/income attributable to ordinary shareholders of the Company	(99,475)	76,743	(17,763)	(2,480)	(87,043)	58,980

Basic net (loss)/income per ADS	(0.85)	0.65	(0.15)	(0.02)	(0.74)	0.50
Diluted net (loss)/income per ADS	(0.85)	0.64	(0.15)	(0.02)	(0.74)	0.49

Shares used in computing basic net (loss)/income per ADS	117,173,272	117,594,976	117,868,295	117,868,295	117,745,253	117,732,413
Shares used in computing diluted net (loss)/income per ADS	117,173,272	119,504,097	117,868,295	117,868,295	117,745,253	119,583,256

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.1636 on the last trading day of June (June 30, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	727	612	152	21	1,505	764
Sales and marketing expenses	337	728	840	117	1,473	1,568
Research and development expenses	939	2,352	2,898	405	4,442	5,250
General and administrative expenses	1,506	1,538	2,695	376	3,985	4,233

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	643,762	602,414	657,838	91,831	1,361,758	1,260,252
Smart devices	166,722	190,498	126,821	17,704	347,920	317,319
Online marketing services	511,237	505,350	632,882	88,346	1,003,902	1,138,232
Total net revenues	1,321,721	1,298,262	1,417,541	197,881	2,713,580	2,715,803

Cost of revenues
Learning services	257,482	242,111	264,734	36,955	522,241	506,845
Smart devices	116,274	90,851	74,135	10,349	238,334	164,986
Online marketing services	311,186	351,073	469,312	65,513	634,723	820,385
Total cost of revenues	684,942	684,035	808,181	112,817	1,395,298	1,492,216

Gross margin
Learning services	60.0%	59.8%	59.8%	59.8%	61.6%	59.8%
Smart devices	30.3%	52.3%	41.5%	41.5%	31.5%	48.0%
Online marketing services	39.1%	30.5%	25.8%	25.8%	36.8%	27.9%
Total gross margin	48.2%	47.3%	43.0%	43.0%	48.6%	45.1%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025
	RMB	RMB	RMB	USD	RMB	RMB

Net (loss)/income attributable to ordinary shareholders of the Company	(99,475)	76,743	(17,763)	(2,480)	(87,043)	58,980
Add: share-based compensation	3,509	5,230	6,585	919	11,405	11,815
impairment of long-term investments	-	-	25,730	3,592	-	25,730
Less: gain from fair value change of long-term investment	-	-	(1,765)	(246)	-	(1,765)
Less: GAAP to non-GAAP reconciling item for the loss/(income) attributable to noncontrolling interests	-	(297)	(272)	(38)	-	(569)
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(95,966)	81,676	12,515	1,747	(75,638)	94,191

Non-GAAP basic net (loss)/income per ADS	(0.82)	0.69	0.11	0.02	(0.64)	0.80
Non-GAAP diluted net (loss)/income per ADS	(0.82)	0.68	0.10	0.01	(0.64)	0.79

Shares used in computing non-GAAP basic net (loss)/income per ADS	117,173,272	117,594,976	117,868,295	117,868,295	117,745,253	117,732,413
Shares used in computing non-GAAP diluted net (loss)/income per ADS	117,173,272	119,504,097	119,660,859	119,660,859	117,745,253	119,583,256